Date

[Firstname] [Lastname]

[Title]

[Company]

[Street1

,

[First_name]:

Market volatility has opened up a major opportunity for sophisticated advisors to differentiate themselves to plan sponsors by providing boutique funds that address specific investment needs.

Or, as 401k Exchange’s Fred Barstein put it in the enclosed article, “Paradigm Capital Management is a firm that advisers can use to add unique value to their plans and separate themselves from less experienced or involved advisors that are just using what is big and popular.”

Paradigm Funds are not yet well-known in the 401k space, giving strategic advisors a chance to add value by recommending these niche funds to play targeted roles on client fund menus.

The small-cap Paradigm Value Fund (PVFAX) is rated five stars by Morningstar, but the fund has less than $100 million in assets. That means that we can take meaningful positions in truly small-cap companies, and that significant capacity is still available for your clients.

The same team also manages the four-star Paradigm Select Fund (PFSLX), which uses the same value-oriented investment strategy in the mid-cap range.

As you evaluate funds for your clients in 2009, we can provide detailed analysis comparing the small-cap Paradigm Value Fund (PVFAX) and mid-cap Paradigm Select Fund (PFSLX) with other funds you may be considering.

I can also provide a due-diligence kit containing background information about Paradigm and media coverage of our funds. Please let me know if you are interested.

Cordially,

Gordon Sacks

Vice President

gsacks@paradigmcapital.com

(518) 431-3261 direct

Morningstar ranking as of 12/31/08. Investors should consider the investment objectives, risks, and charges and expenses of the investment company carefully before investing. The prospectus contains this and other information about the Paradigm Funds. You may obtain a prospectus at www.paradigm-funds.com, or by calling the transfer agent at (800) 239-0732.
The prospectus should be read carefully before investing. For funds with at least a three-year history, Morningstar calculates a Morningstar Rating™ based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a fund’s monthly performance (including the effects of sales charges, loads, and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars and the bottom 10% receive 1 star. An overall rating for a fund is derived from a weighted average of the performance figures associated with its 3-, 5-, and 10-year (if applicable) Morningstar Rating Metrics as of the date stated. As of 12/31/08 the number of funds in the Small Value category tracked by Morningstar was 341 for the 3 year period and Overall Ranking, and 269 for the 5 year period.  As of 12/31/08 Paradigm Value Fund did not have a 10 year rating.

As of 12/31/08 the number of funds in the Mid-Cap Blend category tracked by Morningstar was 423 for the 3 year period and Overall Ranking. As of 12/31/08 Paradigm Select Fund did not have a 5 year or 10 year rating.